UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Minutes of the 105th Meeting of the Statutory Audit Council - Approval of the corporate reorganization of the Company’s wholly-owned subsidiaries and controlled companies”, dated on June 10, 2013

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 105th MEETING OF THE STATUTORY AUDIT COUNCIL OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 10, 2013.

On June 10, 2013, at 11:00 a.m., in the head-office located in the city of São Paulo, State of São Paulo, on Avenue Eng. Luiz Carlos Berrini, no. 1376, 31o floor, room REDIR, Cidade Monções District, a meeting was held by the undersigned members of the Statutory Audit Council of Telefônica Brasil S.A. (“Company”) and the Director of Corporate and Statutory Affairs, Mrs. Michelle Morkoski Landy, who signs this minutes.

At the meeting, which was held on an extraordinary basis, the proposed corporate reorganization (“Corporate Reorganization”) was submitted, involving Telefônica’s wholly-owned subsidiaries and controlled companies, concerning the merger into the Company of (i) the spun-off net assets of the Company’s wholly-owned subsidiary, Telefônica Data S.A., a closely-held corporation with head-office in the city of Barueri, State of São Paulo, at Avenue Tamboré, no. 341/371, enrolled with the CNPJ/MF under no. 04.027.547/0001-

31 (“TData”); (ii) the portion of the spun-off equity of the Company’s wholly-owned subsidiary, Vivo S.A., a closely-held corporation with head-office in the city of Londrina, State of Paraná, at Avenue Higienópolis, no. 1365, enrolled with the CNPJ/MF under no. 02.449.992/0001-64 (“Vivo”); (iii) the portion of the spun-off equity of the Company’s wholly-owned subsidiary, A. Telecom S.A., a closely-held corporation with head-office in the city of São Paulo, State of São Paulo, on Avenue Roque Petroni Júnior, 1464, 4o floor, part Side A, Jardim das Acácias, enrolled with the CNPJ/MF under no. 03.498.897/0001-13 (“ATelecom”); (iv) Telefônica Sistema de Televisão S.A., a closely-held corporation with head-office in the city of São Paulo, State of São Paulo, on Street Rafael de Barros, no. 209, 9o floor, conjunct 902, Paraíso, enrolled with the CNPJ/MF under no. 05.069.728/0001-93 (“TST”). Also attending the meeting were Messrs. Alexandre Hoeppers, Ezequiel Rodrigues, Cássio Barbosa and Luis Monti, representatives of Ernst & Young Terco Auditores Independentes S.S., enrolled with the CNPJ/MF under nº 61.366.936/0001-25.

It was reminded that Law no. 12,485 was enacted on September 12, 2011, which changed the General Telecommunications Law, the provisions of which enabled the STFC concessionaires to provide other telecommunication services, in addition to those subject matter of the respective concession agreement and the SCM in their respective concession regions.

Minutes of the 105th RCF

1

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 105th MEETING OF THE STATUTORY AUDIT COUNCIL OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 10, 2013.

Accordingly, after studies were carried out, it was deemed necessary to rationalize and simplify the structure of Telefônica’s wholly-owned subsidiaries and controlled companies, by integrating and rationalizing their related and/or complementary activities, in such manner as to allow, at the end of the corporate reorganization process involving such companies, concentration of the activities into only two operating companies, one of them being Telefônica (to concentrate the provision of telecommunication services) and the other being TData (to concentrate other economic activities than telecommunication services, including Value-Added Services, as defined in art. 61 of the General Telecommunications Law). This segregation of activities is necessary because the Company is prevented, by law, from providing other than telecommunication services.

It has been further explained that the Corporate Organization sought herein, involving the Company’s wholly-owned subsidiaries and controlled companies, was submitted to the National Telecommunications Agency – ANATEL for review and prior approval, having been approved under the terms of Act no. 3043, dated May 27, 2013, published in the Federal Official Gazette on May 29, 2013.

Then, the following documents related to the proposed Corporate Reorganization were made available to the members of the Statutory Audit Council:

(i) appraisal report for TData’s net assets to be spun-off and the draft Protocol and Instrument of Justification of Partial Spin-off of TData and Merger into the Company (“TData Protocol”), to be entered into between TData and the Company;

(ii) appraisal report for the portion of Vivo’s net equity to be spun-off and the draft Protocol and Instrument of Justification of Full Spin-off of Vivo with transfer of portions of the spun-off net equity to TData and to the Company (“Vivo Protocol”), to be entered into among Vivo, TData and the Company;

(iii) appraisal report for the portion of ATelecom’s net equity to be spun-off and the draft Protocol and Instrument of Justification of Full Spin-off of ATelecom with transfer of portions of the spun-off net equity to TData and to the Company (“ATelecom Protocol”), to be entered into among ATelecom, TData and the Company;

Minutes of the 105th RCF

2

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 105th MEETING OF THE STATUTORY AUDIT COUNCIL OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 10, 2013.

(iv) appraisal report for TST’s net equity and Independent Auditors’ Reasonable Assurance Report on the Combined Accounting Information for TST, Ajato Telecomunicação Ltda., TVA Sul Paraná S.A., Comercial Cabo TV São Paulo S.A., Lemontree Participações S.A. and GTR-T Participações e Empreendimentos S.A., for purposes of merger of TST’s total equity (already considering the merger of the above mentioned companies into TST, to occur as of the same date) into the Company; and the draft Protocol and Instrument of Justification of Merger of TST into the Company (“TST Protocol” and, together with TData Protocol, Vivo Protocol and ATelecom Protocol, the “Protocols”), to be entered into between its wholly-owned subsidiary TST and the Company.

In consideration of the explanations provided by the Executive Officers, as well as the documents reviewed, the members of the Statutory Audit Council declared that they deem the terms of the Protocols whose minutes were submitted to them, in their full content, with all their conditions, as well as the documents submitted to them, to meet the applicable legal provisions, whereby they recommend their approval, without restrictions, by the Special Shareholders’ Meeting to be held for such purpose under the terms of Law no. 6404/76, as amended.

Since there was no other business to be transacted, the meeting was closed, these minutes were drawn-up, and, upon being approved by the attendees, were transcribed in the proper book. São Paulo, June 10, 2013. (signatures) Flávio Stamm - Statutory Audit Council Member, Stael Prata Silva Filho - Statutory Audit Council Member and Cremênio Medola Neto - Statutory Audit Council Member. Secretary of the Meeting: Michele Morkoski Landy.

I hereby certify that this is a faithful copy of the minutes of the 105th meeting of the Statutory Audit Committee of Telefônica Brasil S.A., held on June 10, 2013, which was drawn-up in the proper book.

Michele Morkoski Landy
Secretary of the Meeting

Minutes of the 105th RCF

3

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

STATUTORY AUDIT COUNCIL’S OPINION
Nº 02/2013

The members of the Statutory Audit Council of Telefônica Brasil S.A. (“Company”), in the exercise of the duties conferred upon them by the Company’s Bylaws and in Law no. 6404, dated December 15, 1976, as amended (“LSA”), especially in art. 163, item III, of the referred LSA, reviewed and analyzed the proposal for corporate reorganization involving the Company, concerning the merger into the Company of (i) the spun-off net assets of the Company’s wholly-owned subsidiary, Telefônica Data S.A. (“TData”); (ii) the portion of the spun-off equity of the Company’s wholly-owned subsidiary, Vivo S.A. (“Vivo”); (iii) the portion of the spun-off equity of the Company’s wholly-owned subsidiary, A. Telecom S.A. (“ATelecom”); (iv) Telefônica Sistema de Televisão S.A., (“TST”), hereinafter referred to as “Corporate Reorganization”, as well as the documents related to the proposed Corporate Reorganization, namely:

(i) appraisal report for TData’s net assets to be spun-off and the draft Protocol and Instrument of Justification of Partial Spin-off of TData and Merger into the Company (“TData Protocol”), to be entered into between TData and the Company;

(ii) appraisal report for the portion of Vivo’s net equity to be spun-off and the draft Protocol and Instrument of Justification of Full Spin-off of Vivo with transfer of portions of the spun-off net equity to TData and to the Company (“Vivo Protocol”), to be entered into among Vivo, TData and the Company;

(iii) appraisal report for the portion of ATelecom’s net equity to be spun-off and the draft Protocol and Instrument of Justification of Full Spin-off of ATelecom with transfer of portions of the spun-off net equity to TData and to the Company (“ATelecom Protocol”), to be entered into among ATelecom, TData and the Company;

(iv) appraisal report for TST’s net equity and Independent Auditors’ Reasonable Assurance Report on the Combined Accounting Information for TST, Ajato Telecomunicação Ltda., TVA Sul Paraná S.A., Comercial Cabo TV São Paulo S.A., Lemontree Participações S.A. and GTR-T Participações e Empreendimentos S.A., for purposes of merger of TST’s total equity (already considering the merger of the above mentioned companies into TST, to occur as of the same date) into the Company; and the draft Protocol and Instrument of Justification of Merger of TST into the Company (“TST Protocol” and, together with TData Protocol, Vivo Protocol and ATelecom Protocol, the “Protocols”), to be entered into between its wholly-owned subsidiary TST and the Company.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

In consideration of the explanations provided by the Executive Officers, as well as the documents reviewed, the members of the Statutory Audit Council declared that they deem the terms of the Protocols whose minutes were submitted to them, in their full content, with all their conditions, as well as the documents submitted to them, to meet the applicable legal provisions, whereby they recommend their approval, without restrictions, by the Special Shareholders’ Meeting to be held for such purpose under the terms of Law no. 6404/76, as amended.

São Paulo, June 10, 2013.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	June 17th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director